Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

May 19, 2008

Ms. Laura E. Hatch Staff Accountant Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549
RE:	The Gabelli Global Deal Fund – File Nos. 333-149864 and 811-21969

Dear Ms. Hatch:

The Gabelli Global Deal Fund (the "Fund") has authorized us to make the following responses to the comments in your letter dated April 18, 2008 to its Registration Statement on Form N-2 (the "Registration Statement").  Your comments are set forth below and our response follows each respective comment in italics.

1.
We note that the Fund did not include a cover letter with its registration statement indicating the purpose of the filing. In the future, we suggest the Fund include written correspondence with each filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure that warrants staff attention.

Noted.

2.
Please explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the Fund will update its financial statements and legal opinion.

If the Fund files an opinion concerning the preferred stock by amendment, it will do subsequent takedowns by filing an updated prospectus supplement.  Otherwise it will update through a post-effective registration statement filing together with any required exhibits.

PROSPECTUS

Prospectus Summary

3.
The registration statement pertains to a shelf offering for preferred stock and notes but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities. In addition, please explain to us the circumstances and conditions under which notes will be offered versus preferred stock.

The boiler plate terms of the preferred stock and notes are extensively described in the prospectus.  See “Description of the Capital Stock and Notes.”  The material economic terms of the preferred stock or notes, as applicable, will be set forth in a prospectus supplement.

The Fund has not determined when the Fund will offer notes and when the Fund will offer preferred stock.  Factors that will determine the type of offering the Fund will undertake include available credit ratings, portfolio flexibility, interest rates, market conditions and the relative benefits of permanent equity financing over term debt financing.

4.	Under the heading, "Use of Proceeds," please disclose how long it will take the Fund to invest the proceeds from the offering.

The disclosure has been revised accordingly.

5.
Under the heading, "Risk Factors and Special Considerations," the disclosure states that "the Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such shares." Because the advisory fee is based on managed assets which includes outstanding debt, please correct the statement above and include the issuance and ongoing maintenance of the notes.

The disclosure has been revised accordingly.

6.	Under the heading "Risk Factors and Special Considerations," please add the risk of high portfolio turnover since it states in the prospectus that the portfolio turnover may exceed 300%.

The disclosure has been revised accordingly.

7.	Under the heading "Management and Fees," please provide additional information concerning the performance fees, such as, the hurdle rate, the cap, and the range.

The disclosure has been revised accordingly.

Financial Highlights

8.
Footnote (e) states that "[t]he beginning of the period NAV reflects a $0.04 reduction for costs associated with the initial public offering." The initial public offering price was $20.00, and the net asset value ("NAV") at the commencement of operations was $19.06. The difference between these two amounts is $0.94. Please explain the difference between the $0.04 costs associated with the initial public offering and the $0.94 difference between the initial public offering price and NAV.

The initial public offering price was $20.00. An amount per share of $0.90 was deducted for underwriting/"sales load" charges, and an amount per share of $0.04 was deducted for offering expenses. Therefore, the NAV per share at the commencement of operations was $19.06.

Regulatory Matters

9.
The disclosure states, "In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC's administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be." Please update the disclosure as applicable and provide more specific information concerning the settlement offer.

The settlement has been completed and the disclosure has been revised.

Dividends and Distributions

10.
The disclosure states that "if, for any calendar year, the total quarterly distributions and the amount of distributions on any shares issued by the Fund exceed current and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital." Does the Fund have, or plan to have, a policy of paying a minimum annual distribution amount to Common Shareholders?

At this time the Fund does not have a formal distribution policy, nor a policy of paying a minimum annual distribution to Common Shareholders.  The Board may, in the future, consider the implementation of a policy.

Description of the Shares and Notes

11.	Under the heading "Liquidation Preference," please discuss the impact of any outstanding notes on the liquidation preference for preferred shares and common stock.

Prospectus Supplement

12.
The Prospectus Supplement for the Notes states, "We are offering for sale_____ shares of our Series _____ Preferred Shares, par value $0.001 per share." Please correct and refer to the Notes being offered.

The disclosure has been revised accordingly.

GENERAL

13.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Noted.

14.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund's final pre-effective amendment.

Noted.

15.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Noted.

If you have any further questions or concerns, please feel free to call me at (212) 735-2775.

Sincerely,

/s/ Zev Wexler, Esq.